Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated March 25, 2026, with respect to our audits of the consolidated balance sheet of Toppoint Holdings Inc. as of December 31, 2025, and related consolidated statements of operations, changes in shareholders’ equity and cash flows for the year ended of December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”), as included in the Company’s 2025 Form 10-K annual report filed March 25, 2026. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Golden Eagle CPAs LLC

Bedminster, New Jersey

June 24, 2026